                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 2)

                   Under the Securities Exchange Act of 1934



                            MB SOFTWARE CORPORATION
________________________________________________________________________________
                               (Name of Issuer)


                        COMMON STOCK ($.001 PAR VALUE)
________________________________________________________________________________
                        (Title of Class of Securities)


                                  44977D 10 8
________________________________________________________________________________
                                  (CUSIP No.)

                               Gary R. Weitkamp
                       Reed Weitkamp Schell & Vice PLLC
                              2400 Citizens Plaza
                          Louisville, Kentucky 40202
                                (502) 589-1000
________________________________________________________________________________


                                January 4, 2000
________________________________________________________________________________
            (Date of Event which requires filing of this Statement)


If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13-d, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:
(     )

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)
                             (Page 1 of 12 pages)

CUSIP NO. 44977D 10 8                 13D
---------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1.
      ROBERT T. SHAW

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4.
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      United States Citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     Number of            150,612

      Shares       -----------------------------------------------------------
                          SHARED VOTING POWER
   Beneficially      8.
                          13,149,388
     Owned by
                   -----------------------------------------------------------
       Each               SOLE DISPOSITIVE POWER
                     9.
    Reporting             150,612

      Person       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       With          10.
                          13,149,388
------------------------------------------------------------------------------

                             (Page 2 of 12 pages)

      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.
      Robert T. Shaw beneficially owns 13,300,000 shares of common stock of MB Software Corporation.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      19.362%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.
      IN
------------------------------------------------------------------------------

                             (Page 3 of 12 pages)

CUSIP NO. 44977D 10 8                 13D
---------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1.
      R-M-S INVESTMENTS, LTD.

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      65-0693907
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4.
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      Florida Limited Partnership
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     Number of            11,000,000

      Shares       -----------------------------------------------------------
                          SHARED VOTING POWER
   Beneficially      8.
                          0
     Owned by
                   -----------------------------------------------------------
       Each               SOLE DISPOSITIVE POWER
                     9.
    Reporting             11,000,000

      Person       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       With          10.
                          0
------------------------------------------------------------------------------

                             (Page 4 of 12 pages)

      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.
      R-M-S Investments, Ltd. beneficially owns 11,000,000 shares of common stock of MB Software Corporation

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      16.014%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.
      PN
------------------------------------------------------------------------------

                             (Page 5 of 12 pages)

CUSIP NO. 44977D 10 8                 13D
---------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1.
      CONSOLIDATED NATIONAL CORPORATION

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      61-1067126
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4.
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      Florida Corporation
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     Number of            2,149,388

      Shares       -----------------------------------------------------------
                          SHARED VOTING POWER
   Beneficially      8.
                          0
     Owned by
                   -----------------------------------------------------------
       Each               SOLE DISPOSITIVE POWER
                     9.
    Reporting             2,149,388

      Person       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       With          10.
                          0
------------------------------------------------------------------------------

                             (Page 6 of 12 pages)

      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.
      Consolidated National Corporation beneficially owns 2,149,388 shares of common stock of MB Software Corporation

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      3.129%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.
      CO
------------------------------------------------------------------------------

                             (Page 7 of 12 pages)

ITEM 1.     Security and Issuer.
            -------------------

     Item 1 is hereby amended in its entirety to read as follows:

     This Schedule 13D relates to the Common Stock $.001 par value ("MBSC Common Stock") of MB Software Corporation ("MBSC"), a Colorado corporation with principal executive offices at 2225 E. Randol Mill Rd., Suite 305, Arlington, Texas 76011.

ITEM 2.     Identity and Background.
            -----------------------

     Item 2 is hereby amended in its entirety to read as follows:

     Robert T. Shaw is presently principally occupied as an executive officer and director of Consolidated National Corporation ("CNC"), a privately held company. Mr. Shaw's business address is 504 Clubside Circle, Venice, Florida 34293.

     R-M-S Investments, Ltd. is organized under the laws of the State of Florida. The principal business of R-M-S Investments, Ltd. is investment holdings, with its principal business and principal office address at 504 Clubside Circle, Venice, Florida 34293.

     Consolidated National Corporation is organized under the laws of the State of Florida. The principal business of Consolidated National Corporation is investment, management and consulting, with its principal business and principal office address at 504 Clubside Circle, Venice, Florida 34293.

     During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, and have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or subjected it to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

     Item 3 is hereby amended to include at the end thereof the following:

     The amount of funds used in making the purchases of the MBSC Common Stock by each member of the Shaw Group is as follows:


     Robert T. Shaw                       $ 15,061.20
     Consolidated National Corporation    $274,374.80
     R-M-S Investments, Ltd               $105,000.00


     At the time Mr. Shaw purchased shares of MBSC Common Stock pursuant to an understanding with Scott Haire, these shares were permitted to be transferred to other parties, including R-M-S Investments, Ltd., a newly formed limited partnership controlled by Mr. Shaw. R-M-S Investments, Ltd. acquired the funds used to purchase its ownership interest in MBSC Common Stock through capital contributions from certain prior limited partners in R-M-S Investments, Ltd. Robert T. Shaw used personal funds to make purchases of MBSC Common Stock. Consolidated National Corporation used working capital to purchase MBSC Common Stock.

                             (Page 8 of 12 pages)

ITEM 4.   Purpose of Transaction.
          ----------------------

          Not amended.

ITEM 5.   Interest in Securities of MBSC.
          ------------------------------

     Item 5 is hereby amended in its entirety to read as follows:

     (a) The beneficial ownership of MBSC Common Stock by each Reporting Person is as follows:

          Robert T. Shaw/1/                     13,300,000 Shares     19.362%
          R-M-S Investments, Ltd.               11,000,000 Shares     16.014%
          Consolidated National Corporation/2/   2,149,388 Shares      3.129%

     (b) Each of the following Reporting Persons has sole voting and dispositive power with respect to the following shares of MBSC Common
          Stock:

          Robert T. Shaw                           150,612 Shares      0.219%
          R-M-S Investments, Ltd.               11,000,000 Shares     16.014%
          Consolidated National Corporation/2/   2,149,388 Shares      3.129%
                                                -----------------     --------
          Total:                                13,300,000 Shares     19.362%

          Robert T. Shaw has shared voting and dispositive power with respect to the following shares of MBSC Common Stock:

          Robert T. Shaw                        13,149,388 Shares     19.143%

     (c) On January 4, 2000, Consolidated National Corporation purchased 2,149,388 shares of MBSC Common Stock from individuals in private transactions.

     (d) To the knowledge of the Reporting Persons, no other person has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by the Reporting Persons.

ITEM 6.   Contracts, Arrangements, Understandings or Relationships with respect
          ---------------------------------------------------------------------
          to Securities of MBSC.
          ---------------------

     Item 6 is hereby amended to include at the end thereof the following:

     Imagine Investments, Inc. owns 340,000 shares of Preferred Stock, $10 par value, of MBSC, designated Series A Senior Cumulative Convertible Participating Preferred Stock ("Preferred Stock"). Mr. Shaw is a director and has an indirect ownership interest in Imagine Investments, Inc. The Preferred Stock is convertible into thirty percent (30%) of the total outstanding shares of Common Stock of MBSC Common Stock on October 1, 2000, unless the

_____________________
/1/ Includes shares owned by R-M-S Investments, Ltd., of which Robert T. Shaw is the sole general partner, and Consolidated National Corporation, of which Robert
T. Shaw is the majority stockholder. Mr. Shaw may be deemed to beneficially own and share the right to vote and dispose of such shares.
/2/ Does not include shares owned by R-M-S Investments, Ltd., of which this investor is a limited partner.

                             (Page 9 of 12 pages)

Exercise Date is accelerated upon the occurrence of certain events. Pursuant to Rule 13d-3(d), the shares of Preferred Stock are not reported as beneficially owned by Imagine or any other party.

     Other than the Agreement attached hereto as Exhibit 2-1, the Reporting Persons are not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any security of MBSC, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.     Material to be Filed as Exhibits.
            --------------------------------

       The following exhibit is attached hereto or incorporated herein by referenced:

            Exhibit #             Description
            ---------             -----------

            2-1 Agreement Among Reporting Persons dated March 6, 2000, for the filing of a single
                                  Schedule 13D pursuant to Rule 13d-1(k)(1).


                             (Page 10 of 12 pages)

                                  SIGNATURES
                                  ----------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 6, 2000

By: /s/ Robert T. Shaw
    ---------------------------
     Robert T. Shaw
     Attorney in fact on behalf of each of
     the members of the Shaw Group*

* Pursuant to the Agreement Among Reporting Persons dated March 6, 2000, for the filing of a single Schedule 13D pursuant to Rule 13d-1(k)(1), each member of the Shaw Group has authorized Robert T. Shaw to sign on behalf of such member any Schedule 13D or amendments thereto that are required to be filed on behalf of the members of the Shaw Group to this Schedule 13D.


                            (Pages 11 of 12 pages)

                                 EXHIBIT INDEX

Exhibit #          Description
---------          -----------

2-1 Agreement Among Reporting Persons dated March 6, 2000, for the filing of a single Schedule 13D pursuant to Rule 13d-1(k)(1).




                             (Page 12 of 12 pages)